UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Genetron Holdings Limited
(Name of the Issuer)

Genetron Holdings Limited
New Genetron Holding Limited
Genetron New Co Limited
Mr. Sizhen Wang
FHP Holdings Limited
SUPER SAIL, LLC
Genetron Discovery Holdings Limited
Tianjin Kangyue Business Management Partnership (Limited Partnership)
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
CICC Healthcare Investment Fund, L.P.
Surrich International Company Limited
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
CCB (Beijing) Investment Fund Management Co., Ltd.
CCB Trust Co., Ltd.
Wealth Strategy Holding Limited
Easy Benefit Investment Limited
Easy Best Investment Limited
Wealth Strategy Group Limited
Mr. Hung Ka Kung
Dr. Hai Yan
Eugene Health Limited
Dr. Yuchen Jiao
Genetron Alliance Holdings Limited
Mr. Evan Ce Xu
Dr. Yun-Fu Hu
Ms. Fengling Zhang
(Names of Persons Filing Statement)
Ordinary Shares, par value $0.00002 per share*
American Depositary Shares, each representing fifteen (15) Ordinary Share
(Title of Class of Securities)
37186H209**
(CUSIP Number)
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People’s Republic of China
+86 10 5090-7500

Mr. Sizhen Wang
FHP Holdings Limited
SUPER SAIL, LLC
Genetron Discovery Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway Changping District, Beijing, 102206
People’s Republic of China
(86) 10 5090-7500

Dr. Hai Yan
Eugene Health Limited
Dr. Yuchen Jiao
Genetron Alliance Holdings Limited
Mr. Evan Ce Xu
Dr. Yun-Fu Hu
Ms. Fengling Zhang
1-2/F, Building 11, Zone 1,
No. 8 Life Science Parkway, Changping District, Beijing, 102206
People’s Republic of China
(86) 10 5090-7500

Tianjin Kangyue Business Management Partnership (Limited Partnership)
CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
CICC Healthcare Investment Fund, L.P.
c/o 25th Floor and 26th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
86 (10) 6505 1166
Surrich International Company Limited Suite 1901-2, 19/F, Shui On Centre 6-8 Harbour Road, Wanchai Hong Kong SAR (852) 28611161
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
18/F, Xinxi Port, No .5 Zhihui Road, Huishan District, Wuxi
Jiangsu Province 214174
People’s Republic of China
(86) 15251531315

CCB (Beijing) Investment Fund Management Co., Ltd.
CCB Trust Co., Ltd.
10/F, Building 4, ChangAn XingRong Centre
No. 1, Naoshikou Street
Xicheng District, Beijing 100031
People’s Republic of China
(86) 10 8314 2483

Wealth Strategy Holding Limited
Easy Benefit Investment Limited
Easy Best Investment Limited
Wealth Strategy Group Limited
Mr. Hung Ka Kung
86/F, International Commerce Centre, 1 Austin Road West, Kowloon,
Hong Kong
(+852) 3651-7155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Li He, Esq. Xuelin (Steve) Wang, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central Hong Kong, People’s Republic of China +852 2533 3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500	Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912-2500

This statement is filed in connection with (check the appropriate box):
a   ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b   ☐   The filing of a registration statement under the Securities Act of 1933.
c   ☐   A tender offer
d   ☒   None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing fifteen Ordinary Shares

INTRODUCTION
This Amendment No. 3 (the “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Genetron Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.00002 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing fifteen (15) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New Genetron Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Genetron New Co Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Sizhen Wang, the chief executive officer and chairman of the board of directors of the Company (“Mr. Wang”); (e) FHP Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“FHP Holdings”); (f) SUPER SAIL, LLC, a limited liability company incorporated under the laws of Delaware, United States of America (“Super Sail”); (g) Genetron Discovery Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Genetron Discovery”); (h) Tianjin Kangyue Business Management Partnership (Limited Partnership), a partnership established in the People’s Republic of China (“Tianjin Kangyue”); (i) CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership), a partnership established in the People’s Republic of China (“CICC Kangrui”); (j) CICC Healthcare Investment Fund, L.P., an entity incorporated in the Cayman Islands (“CICC Healthcare Investment,” together with Tianjin Kangyue, CICC Kangrui, collectively, “CICC”); (k) Surrich International Company Limited, a company incorporated under the laws of the Hong Kong SAR, the People’s Republic of China (“Wuxi Capital”); (l) Wuxi Huihongyingkang Investment Partnership (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Wuxi Huihongyingkang”); (m) Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Wuxi Huizhisheng,” together with Wuxi Huihongyingkang, “Wuxi Huishan Capital”); (n) CCB (Beijing) Investment Fund Management Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“CCB Investment”); (o) CCB Trust Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“CCB Trust”, together with CCB Investment, “CCB”); (p) Wealth Strategy Holding Limited, a company incorporated under the laws of the Hong Kong SAR, the People’s Republic of China (“Wealth Strategy Holding”); (q) Easy Best Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Easy Best”); (r) Easy Benefit Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Easy Benefit”, together with Easy Best, collectively, “WSG Entities”); (s) Wealth Strategy Group Limited, a company incorporated under the laws of the British Virgin Islands (“Wealth Strategy Group”, together with Wealth Strategy Holding, collectively, “Wealth Strategy”); (t) Mr. Hung Ka Kung, the controlling shareholder and a director of Wealth Strategy Group (“Mr. Kung”); (u) Dr. Hai Yan, the chief scientific officer and a director of the Company (“Dr. Yan”); (v) Dr. Yuchen Jiao, the chief technology officer of the Company (“Dr. Jiao”); (w) Eugene Health Limited, a company incorporated under the laws of the British Virgin Islands (“Eugene Health”); (x) Genetron Alliance Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Gentron Alliance”); (y) Mr. Evan Ce Xu, the chief financial officer (“Mr. Xu”); (z) Dr. Yun-Fu Hu, the chief medical officer of the Company (“Dr. Hu”); and (aa) Ms. Fengling Zhang, the vice president of the Company (“Ms. Zhang”).
Throughout this Transaction Statement, (a) Mr. Wang, Parent, Merger Sub, CICC, Wuxi Capital, Wuxi Huishan Capital, CCB, Wealth Strategy and Mr. Kung are collectively referred to as the “Buyer Group,” (b) (x) Mr. Wang, Tianjin Kangyue and CICC Healthcare Investment, (y) FHP Holdings, Dr. Yan, Genetron Voyage Holdings Limited, Genetron United Holdings Limited, Eugene Health, IN Healthcare Limited, Easy Benefit, Tianjin Yuanjufu Business Management Partnership (Limited Partnership), Easy Best, Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership), Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership), Genetron Alliance, Genetron Discovery, Vivo Capital Fund IX, L.P., Alexandria Venture Investments, LLC, Tianjin Tianshu Xingfu Corporation Management L.P., Eminence Legend Consultancy (HK) Limited, Ke Li, Xiao Yu Lu, Zuo Xiang, Peng Pamela Yan, Hong Chen, Jiayin Zhang, Genetron Health (Hong Kong) Company Limited, Super Sail,

Wei-Wu He, Huiying Memorial Foundation, WEALTH FAITH INVESTMENT LTD., Qijing Li, Xiao Fan Wang, Jing Zhu, Kensington Trust Singapore Limited ato IS&P (First Names Singapore) Retirement Fund — FN45, Kevin Ying Hong and EVER PRECISE INVESTMENTS LIMITED (collectively, the “Other Rollover Shareholders”) are collectively referred to herein as the “Rollover Shareholders,” (c) Dr. Yan, Dr. Jiao, Mr. Xu, Dr. Hu and Ms. Zhang are collectively referred to herein as the “Management Filing Persons,” and (d) FHP Holdings, Super Sail, Genetron Discovery, Genetron Alliance and Eugene Health are collectively referred to herein as the “Management Holding Entities.” The Buyer Group, WSG Entities, Management Filing Persons and Management Holding Entities are collectively referred to herein as the “Participants.”
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.
All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.
Item 3   Identity and Background of Filing Persons
Item 3 (a) through (c) is hereby amended and supplemented as follows:
Directors and Executive Officers of CICC entities
The following table sets forth information regarding the directors and executive officers of CICC Listco as of the date of this Final Amendment:
Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Directors:
Liang Chen	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Chairman of the Board of Directors and Executive Director of CICC Listco	Chairman of the Board of Directors and Executive Director of CICC Listco since November 2023; multiple positions in China Galaxy Securities Co., Ltd., including President, Vice Chairman and Chairman, from June 2019 to October 2023; and Non-executive Director of China Galaxy Securities Co., Ltd. from September 2022 to October 2023	PRC
Wenwu Duan	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Non-executive Director of CICC Listco	Non-executive Director of CICC Listco since February 2020; Chairman of SDIC Capital Co., Ltd., a company listed on the Shanghai Stock Exchange (600061), since April 2023 performed the duties of the general manager of SDIC Capital Co., Ltd. since June 2023; Chairman of China National Investment and Guaranty Corporation since May 2020; Chairman of I&G Enriching Asset	PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Management (Beijing) Co., Ltd. since July 2019; Chairman of China Insurance Technology Financing Guarantee Co., Ltd. since April 2020; Chairman of Zhejiang Santan Technology Co., Ltd.; Chairman of I&G from May 2020 to June 2023; General Manager of I&G from April 2019 to November 2021; General Manager of SDIC Essence Co., Ltd. (renamed as SDIC Capital Co., Ltd. in December 2017), a company listed on the Shanghai Stock Exchange (600061), from May 2017 to March 2018; Director of Essence Securities Co., Ltd. from December 2017 to January 2019; and Chairman of SDIC Finance Co., Ltd. from March 2018 to April 2019
Wei Zhang	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Non-executive Director of CICC Listco	Non-executive Director of CICC Listco since June 2023; Managing Director of Central Huijin Investment Ltd. since March 2023; and multiple positions in Central Huijin Investment Ltd., including Manager of the Capital Markets Department, Manager of the Non-Banking Department, Senior Deputy Manager of the Securities Institution Management Department/Insurance Institution Management Department, Director of the Direct Enterprise Leading Group Office/Equity Management Department II, from July 2006 to March 2023	PRC
Lingyan Kong	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Non-executive Director of CICC Listco, Director of CICC Capital Management	Non-executive Director of CICC Listco since June 2023; Director of CICC Capital Management since August 2023; Managing Director of Central Huijin Investment Ltd. since	PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
July 2023; and multiple positions in Huatai Securities Co., Ltd, a company listed on the Hong Kong Stock Exchange (6886), Shanghai Stock Exchange (601688) and London Stock Exchange (HTSC), including General Manager of Capital Operation Department and General Manager of Margin and Securities Lending Department, from May 2016 to August 2022
Yu Zhou	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Independent Non-executive Director of CICC Listco	Independent Non-executive Director of CICC Listco since June 2023; and multiple positions in Renmin University of China, including lecturer and associate professor in the Department of Organization and Human Resources, since May 2009	PRC
Kong Ping Albert Ng	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Independent Non-executive Director of CICC Listco	Independent Non-executive Director of CICC Listco since June 2022; Chairman/General Manager of Shanghai Cheng’an M&A Equity Investment Management Co., Ltd. since July 2020; chairman of Ernst & Young China, managing partner of Ernst & Young in Greater China and a member of Ernst & Young’s Global Executive Committee from April 2007 to June 2020; independent non-executive director of Beijing Airdoc Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange (02251) since April 2021; independent non-executive director of Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange (601318) and the Hong Kong Stock Exchange (02318), since August 2021; independent non-executive director of Alibaba Group Holding Limited, a company	Hong Kong SAR, PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
listed on the Hong Kong Stock Exchange (09988) and the New York Stock Exchange (BABA), since August 2022; independent non-executive director of Shui On Land Limited, a company listed on the Hong Kong Stock Exchange (00272), since October 2022; currently, president of the Hong Kong China Chamber of Commerce, member of the First and Second Consulting Committee of Corporate Accounting Standards of the Ministry of Finance of the PRC, honorary advisor of the Hong Kong Business Accountants Association, member of the Advisory Board of the School of Accountancy of The Chinese University of Hong Kong, member of the Audit Committee of The Chinese University of Hong Kong, Shenzhen and council member of the Education Foundation of The Chinese University of Hong Kong, Shenzhen.
Zhengfei Lu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Independent Non-executive Director of CICC Listco	Independent Non-executive Director of CICC Listco since June 2022; professor and doctoral supervisor of the Accounting Department of Guanghua School of Management of Peking University since November 1999 and later successively served as deputy director, director and deputy dean; independent director of Shenwan Hongyuan Securities Co., Ltd. since May 2018; independent director of CMB International Capital Corporation Limited since January 2020; currently independent non-executive director of China Cinda Asset Management Co., Ltd., a company listed on the	PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Hong Kong Stock Exchange (01359), independent non-executive director of Sino Biopharmaceutical Limited, a company listed on the Hong Kong Stock Exchange (01177) and independent director of Xinjiang Tianshan Cement Company Limited, a company listed on the Shenzhen Stock Exchange (000877); served as an independent supervisor of PICC Property and Casualty Company Limited, a company listed on the Hong Kong Stock Exchange (02328), from January 2011 to August 2023, an independent non-executive director of Bank of China Limited, a company listed on the Shanghai Stock Exchange (601988) and the Hong Kong Stock Exchange (03988)), from July 2013 to August 2019, and an independent director of China Nuclear Engineering & Construction Corporation Limited, a company listed on the Shanghai Stock Exchange (601611), from November 2018 to November 2019
Peter Hugh Nolan	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Independent Non-executive Director of CICC Listco	Independent Non-executive Director of CICC Listco since March 2020; Independent Non-executive Director of China Everbright Group since January 2019; Director of China Forum, Jesus College at University of Cambridge since 2017; Founding Director and Chong Hua Professor of Chinese Development in the Centre of Development Studies at University of Cambridge from 2012 to 2016 and Chong Hua Professor of Chinese Development (Emeritus) since 2016; Director of the	United Kingdom

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
China Executive Leadership Programme since July 2005; and Independent Non-executive director of Bank of Communications, a company listed on the Shanghai Stock Exchange (601328) and the Hong Kong Stock Exchange (03328), from November 2010 to November 2017
Executive Officers:
Bo Wu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	President and Chief Financial Officer of CICC Listco; Director of CICC International	President of CICC Listco since November 2023; Chief Financial Officer of CICC Listco since September 2023; Director of CICC International since August 2022; Head of stock business department and Head of securities investment department of CICC Listco since June 2022; Head of wealth management department of CICC Listco from January 2018 to September 2023; and President of China CICC Wealth Management Securities Company Limited from November 2020 to September 2023	PRC
Long Cheng	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Chief Information Officer of CICC Listco	Chief Information Officer of CICC Listco since October 2021; Head of IT department of CICC Listco since March 2021; and Chief Information Officer of and other positions in Zhongtai Securities Co., Ltd. from September 2018 to March 2021	PRC
Jiaxing Zhou	29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong	Chief Compliance Officer of CICC Listco	Chief Compliance Officer of CICC Listco since December 2021; and has been in other positions in the legal and compliance department within the group of CICC Listco for the past five years	PRC
Fengwei Zhang	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Chief Risk Officer of CICC Listco	Has been in the current position for the past five years	PRC

The following table sets forth information regarding the directors and executive officers of CICC Capital Management as of the date of this Final Amendment:
Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Directors:
Lingyan Kong	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC Capital Management, Non-executive Director of CICC Listco	Director of CICC Capital Management since August 2023; Non-executive Director of CICC Listco since June 2023; Managing Director of Central Huijin Investment Ltd. since July 2023; and multiple positions in Huatai Securities Co., Ltd, a company listed on the Hong Kong Stock Exchange (6886), Shanghai Stock Exchange (601688) and London Stock Exchange (HTSC), including General Manager of Capital Operation Department and General Manager of Margin and Securities Lending Department, from May 2016 to August 2022	PRC
Junbao Shan	25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC	Director and Chairman of Board of Directors of CICC Capital Management; Director of CICC Capital Cayman	Director and Chairman of Board of Directors of CICC Capital Management since July 2022; Director of CICC Capital Cayman since February 2021; President of CICC Capital Management from October 2020 to July 2022; and co-President from December 2015 to September 2020	PRC
Kui Ma	29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong	Director of CICC Capital Management; Director of CICC International	Has been in the current positions and the Financial Controller of CICC Listco for the past five years	PRC
Gang Chu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC Capital Management; Director of CICC International	Has been in the current positions and Chief Operating Officer of CICC Listco for the past five years	United States of America
Liang Long	25th Floor and 26th Floor, China World Tower B, No.1 Jian Guo Men Wai Avenue, Beijing 100004, PRC	Director and Manager of CICC Capital Management	Director and Manager of CICC Capital Management since November 2022; President of CICC Capital Management since August 2022; and Managing	PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Director of CICC Listco from January 2018 to August 2022
Executive Officers:
Kai Luo	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Finance Director of CICC Capital Management	Finance Director of CICC Capital Management since November 2022; and has been in other finance positions within the group of CICC Listco for the past five years	PRC
Jing Zhou	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Head of Compliance and Risk Control of CICC Capital Management	Head of Compliance and Risk Control of CICC Capital Management since April 2021; Head of Compliance and Risk Control of CICC CapitalPE since April 2021; and has been a lawyer in the group legal and compliance department of CICC Listco for the past five years	PRC
The following table sets forth information regarding the director of CICC Kangzhi as of the date of this Final Amendment. CICC Kangzhi has no executive officer as of the date of this Final Amendment.
Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Xia Wu	25th Floor and 26th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, the People’s Republic of China	Director of CICC Kangzhi; Director of CICC HIM	Director of CICC Kangzhi since November 2021; Director of CICC HIM since July 2019; and has been the managing director of CICC Capital Management for the past five years	PRC
Fan Liu	25th Floor and 26th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, the People’s Republic of China	Director of CICC Kangzhi	Director of CICC Kangzhi since November 2021; and has been working in CICC Capital Management for the past five years as an executive director and then the managing director	PRC
Yi Wang	25th Floor and 26th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, the People’s Republic of China	Director of CICC Kangzhi	Director of CICC Kangzhi since November 2021; and has been working in CICC Kangzhi, CICC Capital Management and within the group of CICC Listco for the past five years	PRC
The following table sets forth information regarding the directors of CICC International as of the date of this Final Amendment. CICC International has no executive officer as of the date of this Final Amendment.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Xinhan Xia	25th Floor, 125 Old Broad Street, London EC2N 1AR, United Kingdom	Director of CICC International	Has been in the current position for the past five years; and has been the chief executive officer of China International Capital Corporation (UK) Limited for the past five years	United Kingdom
Kui Ma	29th Floor, One International Finance Centre, No.1 Harbour View Street, Central, Hong Kong	Director of CICC International; Director of CICC Capital Management	Has been in the current positions and Financial Controller of CICC Listco for the past five years	PRC
Gang Chu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC International; Director of CICC Capital Management	Has been in the current positions and Chief Operating Officer of CICC Listco for the past five years	United State of America
Qingchuan Liu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC International	Director of CICC International since March 2021; and Head of fixed income department of CICC Listco since January 2019	PRC
Bo Wu	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC International; President and Chief Financial Officer of CICC Listco	President of CICC Listco since November 2023; Chief Financial Officer of CICC Listco since September 2023; Director of CICC International since August 2022; Head of stock business department and Head of securities investment department of CICC Listco since June 2022; Head of wealth management department of CICC Listco from January 2018 to September 2023; and President of China CICC Wealth Management Securities Company Limited from November 2020 to September 2023	PRC
Nan Sun	27th and 28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC	Director of CICC International	Director of CICC International since May 2023; board secretary of CICC Listco since May 2020; and has been serving in various positions within the investment banking division of CICC Listco for the past five years	PRC

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Hanfeng Wang	29th Floor, One International Finance Centre, No. 1 Harbour View Street, Central, Hong Kong	Director of CICC International	Director of CICC International since May 2023; and has been in various managing director positions within the group of CICC Listco for the past five years	PRC
Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On February 21, 2024, at 9:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at 1/F, Building 11, Zone 1, No. 8 Life Science Parkway, Changping District, Beijing, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger.
On March 28, 2024, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 28, 2024, pursuant to which the Merger became effective on March 28, 2024 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.
The consummation of the Merger was financed through a combination of (i) rollover equity from the Rollover Shareholders, and (ii) cash contributions by the Sponsors in the amount of US$52.4 million. Due to certain logistics matters in relation to the equity rollover, two Rollover Shareholders (the “Electing Rollover Shareholders”) elected to pay to Parent an aggregate amount equal to the product of (x) the number of ADSs representing Shares such Electing Rollover Shareholders agreed to rollover pursuant to the Support Agreement, and (y) the Per ADS Merger Consideration, and will receive, through the ADS Depositary, such aggregate amount (excluding any fees, including ADS cancellation or termination fees, payable by such Electing Rollover Shareholder in accordance with the Deposit Agreement). As a result, the aggregate merger consideration paid by the Buyer Group and the ordinary shares of Parent that the Electing Rollover Shareholders received upon Effective Time remained the same. This paragraph is incorporated by reference into Items 4, 5, 6 and 10.
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (excluding certain Excluded Shares beneficially owned by the Electing Rollover Shareholders) and Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and each ADS issued and outstanding immediately prior to the Effective Time (including certain ADSs owned by the Electing Rollover Shareholders), together with the Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive the Per ADS Merger Consideration in cash. The aggregate amount of Merger Consideration paid for the ADSs owned by the Electing Rollover Shareholders was borne by such Electing Rollover Shareholders and not the Buyer Group.
At the Effective Time, the Excluded Shares (other than certain Excluded Shares beneficially owned by the Electing Rollover Shareholders), issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor.
In addition to the foregoing, (i) each holder of a Company Option to purchase Shares granted under the Company Share Plans that remained outstanding immediately prior to the Effective Time (whether vested or unvested), was assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company Option; (ii) each holder of a Company RSU granted under the Company Share Plans that remained outstanding at the Effective Time (whether vested or unvested), was assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company RSU; and (iii) each holder of a Company Restricted Share granted under the Company Share Plans that remained outstanding at the Effective Time (whether vested or unvested), was assumed by Parent and converted into an employee incentive award of Parent, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Company Restricted Share.
Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company Restricted Shares, whether vested or unvested, that were cancelled at the Effective Time will, in exchange therefor, be paid by the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty days after the Effective Time), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, an amount of cash equal to (i) the excess, if any, of (x) the Per Share Merger Consideration over (y) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Company Options, and (b) in the case of Company Restricted Shares, an amount of cash equal to (i) the excess, if any, of (a) the Per Share Merger Consideration over (b) the applicable exercise price, multiplied by (ii) the number of Shares underlying such Company Restricted Shares.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including Nasdaq Global Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.
Item 16   Exhibits
(a)-(1)*	Proxy Statement of the Company dated January 17, 2024.
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)*	Form of Proxy Card and ADS Voting Instruction Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated October 11, 2023, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 11, 2023.
(c)-(1)*	Opinion of Kroll, LLC, dated October 11, 2023, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated October 11, 2023.
(d)-(1)*	Agreement and Plan of Merger, dated as of October 11, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*
Support Agreement, dated as of October 11, 2023, by and among the Rollover Shareholders and Parent, incorporated herein by reference to Exhibit C to the Schedule 13D filed by Mr. Sizhen Wang with the SEC on October 20, 2023.

(d)-(3)*
Equity Commitment Letter, dated October 11, 2023, by and between Parent and Tianjin Kangyue Business Management Partnership (Limited Partnership), incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(4)*
Equity Commitment Letter, dated October 11, 2023, by and between Parent and CICC Healthcare Investment Fund, L.P., incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(5)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Surrich International Company Limited.
(d)-(6)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Wuxi Huihongyingkang Investment Partnership (Limited Partnership).
(d)-(7)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and CCB (Beijing) Investment Fund Management Co., Ltd.
(d)-(8)*	Equity Commitment Letter, dated October 11, 2023, by and between Parent and Wealth Strategy Holding Limited.
(d)-(9)*
Limited Guarantee, dated as of October 11, 2023, issued and delivered by Tianjin Kangyue Business Management Partnership (Limited Partnership), incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(10)*
Limited Guarantee, dated as of October 11, 2023, issued and delivered by CICC Healthcare Investment Fund, L.P., incorporated herein by reference to Exhibit 8 to the Schedule 13D filed by Tianjin Kangyue Business Management Partnership (Limited Partnership) with the SEC on October 20, 2023.

(d)-(11)*	Limited Guarantee, dated as of October 11, 2023, by and between the Company and Surrich International Company Limited.
(d)-(12)*	Limited Guarantee, dated as of October 11, 2023, by and between Genetron Health (Beijing) Co., Ltd. and Wuxi Huihongyingkang Investment Partnership (Limited Partnership).
(d)-(13)*	Limited Guarantee, dated as of October 11, 2023, by and between Genetron Health (Beijing) Co., Ltd. and CCB (Beijing) Investment Fund Management Co., Ltd.
(d)-(14)*	Limited Guarantee, dated as of October 11, 2023, by and between the Company and Wealth Strategy Holding Limited.
(d)-(15)*
Interim Investor Agreement, dated October 11, 2023, by and among Mr. Sizhen Wang, Tianjin Kangyue Business Management Partnership (Limited Partnership), CICC Healthcare Investment Fund, L.P., Surrich International Company Limited, Wuxi Huihongyingkang Investment Partnership (Limited Partnership), CCB (Beijing) Investment Fund Management Co., Ltd., Wealth Strategy Holding Limited, Parent and Merger Sub, incorporated herein by reference to Exhibit D to the Schedule 13D filed by Mr. Sizhen Wang with the SEC on October 20, 2023.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107*	Calculation of Filing Fee Tables

*
Previously filed

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Genetron Holdings Limited
By:
/s/ Wing Kee (Kelvin) Lau

Name:
Wing Kee (Kelvin) Lau

Title:
Chairman of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Sizhen Wang
By:
/s/ Sizhen Wang

New Genetron Holding Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
Genetron New Co Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
FHP Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
SUPER SAIL, LLC
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
Genetron Discovery Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Tianjin Kangyue Business Management Partnership (Limited Partnership)
By:
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:
/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu

Name: Xia Wu
Title:
Director

CICC Kangrui (No.1) Ningbo Equity Investment Fund Partnership (Limited Partnership)
By:
CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., its general partner

By:
/seal/ CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd.

/s/ Xia Wu

Name: Xia Wu
Title:
Director

CICC Healthcare Investment Fund, L.P.,
acting through its general partner, CICC Healthcare Investment Management Limited
By:
/s/ Xia Wu

Name: Xia Wu
Title:
Director of CICC Healthcare Investment Management Limited

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Surrich International Company Limited
By:
/s/ PENG Yanbao

Name: PENG Yanbao
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
/seal/ Wuxi Huihongyingkang Investment Partnership (Limited Partnership)
By:
/s/ Chunlei Zhang

Name: Chunlei Zhang
Title:   Authorized Signatory
Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
/seal/ Wuxi Huizhisheng Enterprise Management Partnership (Limited Partnership)
By:
/s/ Yi Zhou

Name: Yi Zhou
Title:   Authorized Signatory
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
CCB (Beijing) Investment Fund Management Co., Ltd.
/seal/ CCB (Beijing) Investment Fund Management Co., Ltd.
By:
/s/ Yeqiang Wang

Name: Yeqiang Wang
Title:   Legal Representative
CCB Trust Co., Ltd.
/seal/ CCB Trust Co., Ltd.
By:
/s/ Baokui Wang

Name: Baokui Wang
Title:   Legal Representative
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Wealth Strategy Holding Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Easy Benefit Investment Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Easy Best Investment Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Wealth Strategy Group Limited
By:
/s/ Kung Hung Ka

Name: Kung Hung Ka
Title:   Director
Hung Ka Kung
By:
/s/ Kung Hung Ka

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Hai Yan
By:
/s/ Hai Yan

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Eugene Health Limited
By:
/s/ Yuchen Jiao

Name: Yuchen Jiao
Title:   Director
Yuchen Jiao
By:
/s/ Yuchen Jiao

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Genetron Alliance Holdings Limited
By:
/s/ Sizhen Wang

Name: Sizhen Wang
Title:   Director
[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Evan Ce Xu
By:
/s/ Evan Ce Xu

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Yun-Fu Hu
By:
/s/ Yun-Fu Hu

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2024
Fengling Zhang
By:
/s/ Fengling Zhang

[Signature Page to Schedule 13E-3 Transaction Statement]